Exhibit 99.5

May 3, 2017	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS

FIRST QUARTER 2017 FINANCIAL RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR) (NYSE MKT: GPL) (“Great Panther”; or the “Company”) today reported financial results for the Company’s three months ended March 31, 2017. The full version of the Company’s unaudited condensed interim consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) can be viewed on the Company's website at www.greatpanther.com or SEDAR at www.sedar.com. All shareholders can receive a hard copy of the Company's complete audited financial statements free of charge upon request. All financial information is prepared in accordance with IFRS, except as noted under the Non-IFRS Measures section.

Great Panther commenced reporting its financial results in US dollars as of the third quarter of 2016. Accordingly, all dollar amounts expressed in this news release, and the associated financial statements and MD&A, are in US dollars (“USD”), unless otherwise noted. Periods prior to the third quarter of 2016 were reported in Canadian dollars (“CAD”), and have been restated to USD using the July 1, 2016 CAD/USD exchange rate of 1.3052.

“I am pleased to report a significant increase in net income for the first quarter of 2017”, stated Robert Archer, President & CEO. “This is particularly notable given that we suspended processing at Topia to complete plant upgrades and prepare for the transition to a new tailings storage facility, and therefore only had nominal production from Topia during the quarter. The Topia upgrades were completed under budget and commissioning of the plant is expected to be complete by mid-May. Great Panther remains focused on capitalizing on growth opportunities and, as at the end of the first quarter of 2017, the Company had $69.3 million in net working capital, including $53.2 million in cash and short-term deposits, and no long-term debt.”

Great Panther reports net income of $3.0 million for the first quarter of 2017, compared to a net loss of $3.4 million in the same quarter of 2016. Improved metal prices and favourable exchange rates offset the impact of lower production and sales volumes associated with the temporary suspension in Topia’s milling operations. The Company also recorded a non-cash $1.8 million foreign exchange gain, predominantly associated with Mexican peso (“MXN”) foreign currency forward contracts.

Cash cost per payable silver ounce (“cash cost”) of $3.54 for the first quarter of 2017 was well below the Company’s full-year guidance for 2017, and represented reductions of 16% and 39% relative to the first and the fourth quarter of 2016, respectively. All-in sustaining cost per payable silver ounce (“AISC”) for the first quarter of 2017 came in at $19.55 and was higher than 2017 full-year guidance, as the Company absorbed the impact of the capital expenditure and fixed overhead costs associated with the construction of the Topia tailings filtration plant, Phase II storage facility, and plant upgrades (the “Topia Project”), while milling operations at Topia were halted. With the Topia Project now largely completed, AISC is projected to decline over the balance of 2017 such that the Company expects to meet its 2017 guidance (refer to Outlook section).

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Highlights of the first quarter 2017 compared to first quarter 2016, unless otherwise noted:

•	Topia milling operations were suspended for the duration of the first quarter of 2017 to facilitate planned plant upgrades and the transition to the new tailings handling and storage facilities; as at the date of this press release, the final permit for the new tailings storage facility (“TSF”) remains outstanding and subject to some uncertainty;

•	Metal production decreased 28% to 730,186 Ag eq oz;

•	Silver production decreased 32% to 366,435 silver ounces;

•	Gold production decreased 8% to 5,178 ounces;

•	Cash cost decreased 16% to $3.54;

•	Cash cost per Ag eq oz increased 5% to $10.99;

•	AISC increased by $10.30 to $19.55;

•	Revenues decreased 13% to $12.4 million;

•	Mine operating earnings before non-cash items were $5.4 million, a decrease of 8%;

•	Adjusted EBITDA was $2.1 million compared to $2.9 million;

•	Net income totaled $3.0 million, compared to a net loss of $3.4 million;

•	Cash flow from operating activities before changes in non-cash net working capital was $0.9 million, compared to $3.1 million;

•	Cash and short-term deposits decreased to $53.2 million at March 31, 2017 from $56.7 million at December 31, 2016; and

•	Net working capital increased to $69.3 million at March 31, 2017 from $66.6 million at December 31, 2016.

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OPERATING AND FINANCIAL RESULTS SUMMARY

	Q1 2017	Q1 2016	Change	Q4 2016	Change
OPERATING RESULTS
Tonnes milled (excluding custom milling)	82,656	88,683	-7%	92,869	-11%
Ag eq oz produced[1]	730,186	1,009,828	-28%	883,772	-17%
Silver ounce production	366,435	539,472	-32%	460,571	-20%
Gold ounce production	5,178	5,599	-8%	5,206	-1%
Payable silver ounces	344,995	478,098	-28%	488,428	-29%
Ag eq oz sold	680,984	846,313	-20%	883,348	-23%
Cost per tonne milled[2]	$88	$95	-7%	$86	2%
Cash cost[2]	$3.54	$4.20	-16%	$5.83	-39%
Cash cost per Ag eq oz2	$10.99	$10.49	5%	$10.48	5%
AISC[2]	$19.55	$9.25	111%	$16.44	19%
AISC per Ag eq oz2	$19.10	$13.35	43%	$16.35	17%

(in 000’s, unless otherwise noted)	Q1 2017	Q1 2016	Change	Q4 2016	Change
FINANCIAL RESULTS
Revenue	$12,371	$14,139	-13%	$12,515	-1%
Mine operating earnings before non-cash items[2]	$5,445	$5,935	-8%	$4,476	22%
Mine operating earnings	$4,662	$4,710	-1%	$2,411	93%
Net income (loss)	$3,040	$(3,418)	189%	$(1,498)	303%
Adjusted EBITDA[2]	$2,134	$2,860	-25%	$1,376	55%
Operating cash flows before changes in non-cash net working capital	$894	$3,065	-71%	$1,119	-20%
Cash and short-term deposits at end of period	$53,158	$13,010	309%	$56,662	-6%
Net working capital at end of period	$69,281	$27,224	154%	$66,560	4%
Average realized silver price per oz3	$19.33	$16.19	19%	$14.99	29%
Earnings (loss) per share – basic and diluted	$0.02	$(0.02)	200%	$(0.01)	300%

TOPIA UPDATE

The Company was expecting confirmation from SEMARNAT (the Mexican environmental permitting agency) of a permit for the Phase II TSF by the end of April 2017. The Company was not able to complete one requirement sought by SEMARNAT as a condition for the permit. SEMARNAT has not yet formally denied the permit and the Company is working with the authorities and stakeholders to complete the permitting process, however, the failure to meet the condition may lead to SEMARNAT denying the permit. In the meantime, the commissioning of the upgraded processing plant is continuing with the use of the Phase I TSF while the Company attempts to resolve the Phase II permitting situation. While the Company may be able to obtain the necessary permit without material disruption to the operations, it advises that there is a significant risk that it will be unable to meet the condition imposed by SEMARNAT or find satisfactory alternatives. The Company advises that it can only continue the use of the Phase I TSF for a limited period of time which is estimated as several weeks and a delay in obtaining a permit beyond this period, or a denial of a permit altogether, will likely result in a shutdown of operations at Topia.

REVIEW OF FINANCIAL RESULTS

Revenue decreased by 13% in the first quarter of 2017, relative to the first quarter of 2016. This was primarily attributable to the 20% decrease in metal sales volumes which resulted from the reduction in metal production. The decrease in sales volume had the effect of reducing revenue by $2.5 million, compared to the first quarter of 2016. In addition, revenue in the first quarter of 2016 included a $0.6 million effect of favourable foreign exchange rates which did not recur following the change in functional currency to US dollars on July 1, 2016. These negative factors were partly offset by a $0.8 million positive impact of higher realized precious metal prices, as shown in the table above. In addition, smelting and refining charges, which are netted against revenue, were $0.6 million lower compared to the same quarter in the prior year.

[1]	Silver equivalent ounces are referred to throughout this document. For 2017, Ag eq oz are calculated using a 70:1 Ag:Au ratio and ratios of 1:0.0559 and 1:0.0676 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. Comparatively, in 2016, Ag eq oz are calculated using a 70:1 Ag:Au ratio and ratios of 1:0.0504 and 1:0.0504 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.
[2]	The Company has included the non-IFRS performance measures cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC, AISC per Ag eq oz, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.
[3]	Average realized silver price is prior to smelting and refining charges.

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Production costs for the first quarter of 2017 decreased 16% compared to the first quarter of 2016. The decline in production costs was predominantly attributable to the 20% reduction in metal sales volumes, which had an impact of $1.6 million. This factor was offset by the increase in unit production costs as reflected in the 5% increase in cash cost per Ag eq oz sold during the first quarter of 2017.

Mine operating earnings before non-cash items decreased by $0.5 million relative to the first quarter of 2016 due to the $1.8 million decrease in revenue which exceeded the impact of the $1.3 million decrease in production costs associated with lower volumes.

Amortization and depletion decreased by $0.5 million compared to the first quarter of 2016 as the Phase I TSF at Topia was fully depreciated by the end of the fourth quarter of 2016.

General and administrative (“G&A”) expenses for the first quarter of 2017 increased by 8% compared to the same period in 2016 primarily due to higher filing fees and professional fees.

Exploration, evaluation and development (“EE&D”) expenses increased by $0.1 million primarily due to an increase in exploration drilling at San Ignacio and an increase in costs associated with corporate development activities compared to the first quarter of 2016. These factors were partially offset by a reduction in spending at the Coricancha Mine Complex (the “CMC”) during the first quarter of 2017.

Finance and other income amounted to $2.0 million, compared to finance and other expense of $4.7 million in the first quarter of 2016. The change was primarily attributable to foreign exchange gains and losses, as the Company recorded a foreign exchange gain of $1.8 million during the first quarter of 2017, compared to a $4.7 million foreign exchange loss in the first quarter of 2016.

The net income tax expense of $0.1 million for the first quarter of 2017 was predominantly attributable to an accrual for Mexican withholding taxes.

Net income for the first quarter of 2017 amounted to $3.0 million, compared to a net loss of $3.4 million for the first quarter of 2016. The improvement in net income was primarily due to the $6.7 million increase in finance and other income, partly offset by a $0.1 million increase in G&A expenses and a $0.1 million increase in EE&D expenses.

Adjusted EBITDA decreased by $0.7 million in the first quarter of 2017, compared to the same period in 2016. The decrease reflects the $0.5 million decrease in mine operating earnings before non-cash items, a $0.1 million increase in G&A expenses before non-cash items as well as a $0.1 million increase in EE&D expenses.

Refer to the Company’s MD&A for the three months ended March 31, 2017 for more details of the financial results.

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CASH COST AND ALL-IN COSTS

Cash cost was $3.54 for the first quarter of 2017, a 16% decrease compared to the first quarter of 2016. The decrease in cash cost was predominantly due to the absence of sales from the higher-cost Topia operation during the first quarter of 2017, augmented by the impact of the strengthening of the USD compared to the MXN which had the impact of reducing cash operating cost in USD terms.

AISC for the first quarter of 2017 increased by $10.30 to $19.55, compared to the first quarter of 2016. The increase was primarily due to the increase in capital expenditures associated with the Topia Project. In addition, the lower payable silver ounces that resulted from the suspension of processing at Topia had the impact of increasing sustaining capital expenditures on a payable silver ounce basis. Furthermore, the Company incurred higher sustaining EE&D expenses, as well as G&A expenses. These factors were partly offset by the reduction in cash cost described above.

Please refer to the Non-IFRS Measures section in the Company’s MD&A for the three months ended March 31, 2017, for further discussion of cash cost and AISC, and for a reconciliation to the Company’s financial results as reported under IFRS.

CASH, SHORT-TERM DEPOSITS AND WORKING CAPITAL AT MARCH 31, 2017

At March 31, 2017, the Company had cash and short-term deposits of $53.2 million, compared to $56.7 million at December 31, 2016. The Company does not have any long-term debt.

Cash and short-term deposits decreased by $3.5 million in the first three months of 2017 primarily due to a $3.4 million increase in non-cash net working capital and $1.8 million invested in mineral properties, plant and equipment. These cash outflows were partly offset by cash inflows from operating activities before changes in non-cash working capital of $0.9 million and the proceeds from the exercise of stock options of $0.8 million.

At March 31, 2017, the Company had net working capital of $69.3 million compared to $66.6 million at December 31, 2016. The $2.7 million increase in the first three months of 2017 was primarily due to the $1.7 million gain in value on MXN foreign currency forward contracts, operating cash flows from operating activities before changes in non-cash working capital of $0.9 million, and the proceeds from the exercise of stock options of $0.8 million. The balance of the net increase in working capital was largely attributable to timing of payments.

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OUTLOOK

The Company’s production and cost guidance for the year ending December 31, 2017 remains unchanged:

Production and cash cost guidance	Q1 2017 Actual	FY 2017 Guidance	FY 2016 Actual
Total silver equivalent ounces[1]	730,186	4,000,000 – 4,100,000	3,884,960
Total payable silver ounces	344,995	1,950,000 – 2,000,000	2,010,252
Cash cost (USD)[2]	$3.54	$5.00 – $ 6.00	$3.65
AISC (USD)[2]	$19.55	$14.00 – $ 16.00	$10.99

For the remainder of 2017, the Company expects cash cost to increase slightly due to the resumption of milling operations at Topia which has historically operated at a higher cash cost than the Guanajuato Mine Complex (the “GMC”). AISC for the first quarter of 2017 was higher than the annual 2017 guidance and prior year due to capital expenditures associated with the Topia Project. AISC is expected to decrease in the following quarters as the Topia Project was largely completed in the first quarter.

There is a risk that production guidance will be affected if the Company is unable to obtain a permit for the Topia Phase II TSF on a timely basis or at all (see discussion in Topia Update section). In the event there is a significant change to the Company’s production guidance expectations, the Company will provide an update to the market as soon as possible.

Capex and EE&D expense guidance (in millions)	Q1 2017 Actual	FY 2017 Guidance	FY 2016 Actual
Capital expenditures	$2.2	$6.3 – 7.3	$4.8
EE&D – operating mines	$1.1	$3.5 – 4.5	$3.0

Completion of the acquisition of the CMC in Peru is expected to take place before the end of the second quarter 2017. Once the transaction is completed, the Company's plans include further evaluations of the current mine and processing infrastructure, approximately 7,800 metres of underground drilling, environmental studies and initiation of a preliminary feasibility study (PFS). Depending upon the outcome of the PFS, development in support of operations could commence in 2018. A resource update is underway and is now expected to be completed in the third quarter.

In addition to finalizing the acquisition of the CMC in Peru, the Company continues to seek and evaluate additional acquisition opportunities to meet the Company's growth objectives.

WEBCAST AND CONFERENCE CALL TO DISCUSS THE FIRST QUARTER 2017 FINANCIAL RESULTS

Great Panther will hold a live webcast and conference call to discuss the financial results on May 4, 2017, at 8:00 am Pacific Time. Hosting the call will be Mr. Robert Archer, President and CEO, and Mr. Jim Zadra, CFO and Corporate Secretary.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or calling in five minutes prior to the start time.

1 For 2017 guidance, Ag eq oz have been established using a 70:1 Ag ratio, and ratios of 1:0.0559 and 1:0.0676 for the USD price of silver ounces to the USD price for lead and zinc pounds, respectively. For 2016, Ag eq oz were calculated using a 70:1 Ag:Au ratio, and a ratio of 1:0.0504 for the USD price of silver ounces to the USD price for both lead and zinc pounds.

2 Cash cost and AISC are non-IFRS measures. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

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Live webcast and registration	www.greatpanther.com
U.S. & Canada Toll-Free	1 888 394 8218
International Toll	+1 719 325 2213
Conference ID	5046183

A replay of the webcast will be available on the Investors section of the Company’s website approximately one hour after the conference call.

NON-IFRS MEASURES

The discussion of financial results in this press release includes reference to mine operating earnings before non-cash items, EBITDA, adjusted EBITDA, cash cost, cash cost per Ag eq oz, AISC and AISC per Ag eq oz, which are non-IFRS measures. The Company provides these measures as additional information regarding the Company's financial results and performance. Please refer to the Company's MD&A for the three months ended March 31, 2017 for definitions and reconciliations of these measures to the Company’s financial statements.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and precious metals producer and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the GMC, which includes the San Ignacio Mine, and the Topia Mine in Durango. In addition, the Company has signed an agreement to acquire a 100% interest in the CMC in the central Andes of Peru and is pursuing additional mining opportunities in the Americas.

Robert A. Archer

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at the GMC and Topia Mine in Mexico, that the Company will be able to satisfy, or obtain a waiver of, the remaining condition to the grant of SEMARNAT approval for the use of the Phase II TSF at Topia, exploring its other properties in Mexico and Peru, the overall economic potential of its properties, the availability of adequate financing, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, uncertainty in mineral resource estimation, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, permitting risks, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's most recently filed Annual Information Form and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

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For more information, please contact:

Spiros Cacos

Director, Investor Relations

Toll free:	1 888 355 1766
Tel:	+1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com

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Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars)

As at March 31, 2017 and December 31, 2016 (Unaudited)

	March 31,	December 31,
	2017	2016

Assets

Current assets:
Cash and cash equivalents	$30,076	$41,642
Short-term deposits	23,082	15,020
Trade and other receivables	11,053	10,178
Inventories	7,688	5,744
Derivative assets	1,213	-
Other current assets	890	529
	74,002	73,113
Non-current assets:
Mineral properties, plant and equipment	15,680	14,096
Exploration and evaluation assets	2,112	2,112
Intangible assets	22	22
Deferred tax asset	58	98
	$91,874	$89,441

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables	4,721	6,017
Derivative liabilities	-	536

Non-current liabilities:
Reclamation and remediation provision	3,876	3,466
Deferred tax liability	1,854	2,134
	10,451	12,153

Shareholders’ equity:
Share capital	129,588	128,485
Reserves	18,107	18,115
Deficit	(66,272)	(69,312)
	81,423	77,288
	$91,874	$89,441

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Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of US dollars, except per share data)

For the three months ended March 31, 2017 and 2016 (Unaudited)

	For the three months ended March 31,
	2017	2016

Revenue	$12,371	$14,139
Cost of sales
Production costs	6,926	8,204
Amortization and depletion	690	1,187
Share-based compensation	93	38
	7,709	9,429

Mine operating earnings	4,662	4,710

General and administrative expenses
Administrative expenses	1,394	1,270
Amortization and depletion	17	53
Share-based compensation	191	159
	1,602	1,482

Exploration, evaluation, and development expenses
Exploration and evaluation expenses	1,123	1,407
Mine development costs	825	450
Share-based compensation	8	20
	1,956	1,877

Finance and other income (expense)
Interest income	213	23
Finance expenses	(38)	(20)
Foreign exchange gain (loss)	1,814	(4,707)
Other income	7	18
	1,996	(4,686)

Income (loss) before income taxes	3,100	(3,335)

Income tax expense	60	83
Net income (loss) for the period	$3,040	$(3,418)

Other comprehensive income, net of tax
Items that are or may be reclassified subsequently to net income (loss):
Foreign currency translation	29	2,743
Change in fair value of available-for-sale financial assets, net of tax	(2)	3
	27	2,746
Total comprehensive income (loss) for the period	$3,067	$(672)

Earnings (loss) per share
Basic and diluted	$0.02	$(0.02)

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Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars)

For the three months ended March 31, 2017 and 2016 (Unaudited)

	Three months ended March 31,
	2017	2016

Cash flows from operating activities
Net income (loss) for the period	$3,040	$(3,418)
Items not involving cash:
Amortization and depletion	707	1,240
Unrealized foreign exchange (gains) loss	(1,771)	4,923
Income tax expense	60	83
Share-based compensation	292	217
Other non-cash items	(152)	11
Interest received	129	13
Interest paid	(19)	-
Income taxes paid	(1,392)	(4)
	894	3,065
Changes in non-cash working capital:
Increase in trade and other receivables	(329)	(1,037)
Increase in inventories	(1,979)	(303)
Increase in other current assets	(361)	(286)
Decrease in trade and other payables	(738)	(1,161)
Net cash from operating activities	(2,513)	278

Cash flows from investing activities:
Additions to mineral properties, plant and equipment	(1,826)	(440)
Investments in short-term deposits	(8,062)	-
Net cash used in investing activities	(9,888)	(440)

Cash flows from financing activities:
Proceeds from exercise of share options	776	512
Net cash from financing activities	776	512

Effect of foreign currency translation on cash and cash equivalents	59	(1,023)

Increase (decrease) in cash and cash equivalents	(11,566)	(673)
Cash and cash equivalents, beginning of period	41,642	13,684
Cash and cash equivalents, end of period	$30,076	$13,011